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                                                                     EXHIBIT 2.4

                         [NATCO GROUP INC. LETTERHEAD]

                                                              September 28, 1999


Mr. Uncas B. Favret, Jr.
c/o G.F. Gay LeBreton
Chaffe & Associates, Inc.
220 Camp Street
New Orleans, LA   70130


Dear Mr. Favret:

     This Letter of Intent sets forth the mutual intention of NATCO Group Inc. ("NGI") and Engineering Specialties, Inc. ("ESI") and its shareholder (the "Shareholder") to pursue in good faith the purchase of the outstanding stock of ESI by NGI ("Acquisition") on the general terms and conditions set forth herein. This Letter of Intent, whether or not accepted and signed by either or both parties, is not a binding agreement to proceed with the Acquisition. A binding agreement to proceed will only be evidenced by a subsequent stock purchase agreement ("Agreement") executed by NGI , ESI and the Shareholder.

1. The Acquisition will be made on the following terms. Prior to closing, the property identified as "Excluded Property" on Schedule A will be distributed from ESI to its Shareholder and excluded from the Acquisition; the property identified as "Included Property" on Schedule A will be contributed to ESI from its Shareholder and included in the Acquisition. At closing, NGI will pay certain consideration ("Consideration") for all of ESI outstanding stock. The Consideration will be made up of: (i) $10,000,000 cash, subject to increase or decrease ("Adjustment") as outlined below and (ii) 25,000 options to acquire NGI common stock at a price equal to the price at which NGI offers shares for purchase in its initial public offering (the "NGI IPO"). The options will be exercisable until five years after the later of (i) the NGI IPO, and (ii) the closing of the Acquisition. The Agreement will provide for a substitute benefit of comparable value if the NGI IPO has not occurred by a date to be specified in the Agreement. The Adjustment will be equal to the increase or decrease in shareholder's equity of ESI from June 30, 1999 (as shown on the balance sheet appearing on pages 32 and 33 of the "Evaluation Material" prepared by Chaffe & Associates, Inc.), through the closing, the purchase price to be increased by such increase or decreased by such decrease. In calculating the increase or decrease in shareholder's equity, the distribution of Excluded Property and contribution of Included Property will not be taken into account. The complete methodology and mechanism for calculation of the Adjustment will be set forth in the Agreement.


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September 28, 1999
G.F. Gay LeBreton
Page -2-

2. ESI is understood by NGI to own all intellectual property (including, but not limited to patents, patents pending, trade secrets, know-how, inventions, designs, processes, methods, computer programs, and technical data) used in the business of ESI, other than intellectual property that is licensed from third parties or is in the public domain. To the extent any intellectual property relating to the water treatment business of ESI is owned separately by the Shareholder, it shall be contributed as Included Property to ESI prior to closing. To the extent that the Shareholder currently has ideas under development that relate to the water treatment business of ESI, those ideas will be developed as intellectual property owned by ESI or its successors as and to the extent to be provided in the Agreement.

3. At the closing, (i) Uncas Favret, ESI and NGI will enter into the employment and consulting arrangements that are described on Exhibit A, and
     (ii) ESI and NGI will agree to employ the employees named in Exhibit B and will provide them benefits as stated in Exhibit B.

4. The Agreement, when executed, shall also provide specifically for closing conditions, representations, warranties, indemnities, covenants not to compete, and other appropriate covenants, terms, and conditions that the parties deem necessary and advisable. The Agreement will define the limits of the indemnities by the Shareholder in favor of NGI and ESI.

5. It is the intention of the parties to complete the Acquisition on 1/1/00 and to execute the Agreement as soon as possible. If an Agreement has not been signed by 12/31/99, this Letter of Intent shall terminate unless extended by consent of both parties. The Agreement will define a mutually agreeable methodology for calculating the Adjustment at the Closing. (As one example: Payment of the Adjustment at the Closing will be based on ESI's reasonable estimate thereof. Any resulting underpayment or overpayment will be paid by or to NGI (as the case may be) as soon as the Adjustment has been finally determined. Such payment will be accompanied by interest thereon at a floating rate equal to the prime rate.)

6. ESI's intention is that between today and closing all proposals given to customers, project execution plans, patent applications, changes in staffing and compensation levels, capital expenditures, and other expenses and activities in general will be conducted in the ordinary course of business consistent with past practice.

7. ESI agrees to provide NGI and its advisors and auditors with full cooperation and access to key personnel, business files, books and records as necessary and appropriate to conduct due diligence and to prepare audited financial statements; provided that such access shall be
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September 28, 1999
G.F. Gay LeBreton
Page -3-


     during reasonable business hours and conducted in such manner as not to be disruptive to ESI.

8. The Securities Act of 1933 and regulations thereunder may require that certain disclosures be made concerning ESI in connection with the NGI IPO. ESI will permit the making of any such required disclosures notwithstanding the prohibitions of the letter confidentiality agreement dated June 24, 1999, subject to the following: (1) no such disclosure will be made unless ESI has been given a reasonable opportunity to review and comment upon the proposed disclosure, (2) no such disclosure will be made if ESI reasonably objects thereto on a timely basis , and (3) NGI will defend, indemnify and hold harmless ESI and its affiliates (collectively, Aindemnified persons@) from and against any claims, actions or liabilities (including reasonable attorney's fees) that result from or are based upon any alleged misstatements or omissions of material fact in the Registration Statement or Prospectus relating to the NGI IPO, including any such misstatements or omissions of information concerning ESI; except that an indemnified person shall not be entitled to indemnification with respect to any such misstatement or omission that is made in conformity with information supplied by such person that was actually known by such person to be materially false when supplied.

9. During the term of this Letter of Intent, ESI agrees that it will refrain, and it will instruct its affiliates, employees, and representatives (including its financial advisors) to refrain, from directly or indirectly initiating, soliciting, or encouraging any proposal from a third party for a transaction of the same nature as the Acquisition. If ESI receives any inquiry or proposal to that effect, ESI will immediately notify NGI thereof in writing. If ESI (directly or through its affiliates, employees and representatives, including its financial advisors) breaches this Section 9 and within one year of the termination of this Letter of Intent ESI should be sold to a third party for consideration exceeding the amount set forth in Section 1 above, then ESI shall within 30 days reimburse NGI for all expenses incurred in connection with the pursuit of the Acquisition (including expenses incurred in due diligence, lawyers fees, audit fees, and any other related expenditures by NGI), but not to exceed $100,000.

10.  Except as set forth in Section 9, each party shall bear its own expenses.

11. This Letter of Intent is not legally binding, except for the provisions of Sections 8, 9, 10 and 11. Either NGI or ESI may terminate this Letter of Intent by written notification at any time. Such termination (or termination in accordance with Section 5) shall terminate all provisions of this Letter of Intent, except that such termination shall not terminate Sections 8 and 10 and the last sentence of Section 9, and shall not terminate any liability existing at the time of

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September 28, 1999
G.F. Gay LeBreton
Page -4-

     termination for any breach of Sections 8, 9 or 10. The exclusive liability for breach of Section 9 shall be as provided in the last sentence thereof.


     If you are in agreement with the foregoing, please execute and return this Letter of Intent to me at your earliest convenience.

                                     Respectfully,

                                     /s/ NAT GREGORY

                                     Nat Gregory
                                     Chairman and CEO

AGREED to on the 30th day of

September, 1999 by:


/s/ UNCAS B. FAVRET, JR.
----------------------------------
Uncas B. Favret, Jr.
President of ESI


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Schedule A:  Property Excluded or Included in the Acquisition


Excluded Property

o      Houston sales office(b)
o      Building held or expansion(b) and associated land (lot 3)(a)
o Other property of a personal nature to be listed on a schedule to the Agreement and consisting of art, furnishings and memorabilia which are not used in the Company's business; the Beau Chene membership; and the automobile located in Houston, Texas. If any such property is on the Company's books, the Shareholder will pay the Company the book value at the closing date.


Included Property

o      Office building(b)
o      Manufacturing facility with several cranes(b)
o      Lots used for storage and coating(b)
o      Land defined by lots(a) 2, 23, 39, 40 and 41
o      Intellectual Properties as provided as Section 2


Notes

(a)    As defined by the attached Covington Industrial Park plot plan.
(b) As defined on page 12 of the "Evaluation Material" prepared by Chaffe & Associates, Inc.



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                                                                       EXHIBIT A


                    Employment Terms for Mr. Uncas B. Favret

Employment Offer

Duties:           To be determined

Work Schedule:    Three (3) days per week

Term:             One (1) year from transaction date

Salary: $120,000 per annum, paid in equal monthly installments of $10,000

Benefits:         Vacation - four (4) weeks per annum
                  NGI to provide Mr. Favret with vehicle allowance
                  Health Insurance
                  Other benefits typically provided to NGI employees
                  Reimbursement of direct expenses relating to the performance of NGI duties (travel, phone, etc.)

Other:            A consulting agreement to age 65 @ $150 per hour
                  Health insurance to age 65





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                                                                       EXHIBIT B


     ESI and NGI will agree to employ Sandy McPeek, Ky Doucet and Paul Lemons for a term of not less than one year after closing. Compensation will not be less than present salary and bonus.

     The parties will discuss NGI and ESI continuing to indemnify the directors, officers, employees and agents of ESI for claims made against them in such capacities (and related legal fees and expenses), if the indemnified person met the standard of conduct required by the Louisiana Business Corporation Law.

     NGI will provide ESI employees with a benefits package equivalent to that provided by NGI to its own employees.



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                                                                       EXHIBIT C


                       [MAP OF COVINGTON INDUSTRIAL PARK]